Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Kennedy Lewis Capital Company

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$0.00	0.0001531	$0.00
Fees Previously Paid	(2)	$25,734,713.22		$3,939.98

Total Transaction Valuation:		$25,734,713.22
Total Fees Due for Filing:				$3,939.98
Total Fees Previously Paid:				3,939.98
Total Fee Offsets:				0.00
Net Fee Due:				$0.00

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Offering Note(s)

(1)	Calculated at $153.10 per $1,000,000.00 of Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2025.
(2)	Calculated as the aggregate maximum purchase price for shares of beneficial interest. The fee of $3,939.98 was paid in connection with the filing of Schedule TO-I by Kennedy Lewis Capital Company (File No. 005-94037) on May 30, 2025 (the “Schedule TO”).